UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K EQUIVALENT

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934*

For the month of July, 2004

Trench Electric BV
(Translation of Registrant’s Name Into English)

The Netherlands
(Jurisdiction of Incorporation)

Prof. J.H. Bavincklaan 7, 1182 AT,
Amstelveen, The Netherlands
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

*	This Form 6-K Equivalent is furnished pursuant to an indenture agreement.

On July 6, 2004, Trench Electric S.A. and Trench Inc., each subsidiaries of the registrant, announced that they will redeem $160 million principal amount of 10¼% Senior Subordinated Notes Due 2007 (the “Notes”), as further described in the press release and Notice of Redemption filed with this Form 6-K Equivalent, which is incorporated herein by reference. This Form 6-K Equivalent is filed pursuant to rule 135c(d) of the United States Securities Act of 1933, as amended.

Exhibits

99.1	Press Release dated July 6, 2004 announcing the redemption of the Notes.

99.2	Notice of Redemption dated July 6, 2004.

SIGNATURES
EXHIBIT 99.1
EXHIBIT 99.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amstelveen July 6, 2004
Trench Electric B.V.
	By:	/s/ Howard Poulson
Name: Howard Poulson
Title: Chief Executive Oficer

	By:	/s/ Michael J. Bissell
Name: Michael J. Bissell
Title: Group Finance Director